New York	Paris
Northern California	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Richard D.Truesdell,Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York,NY 10017	richard.truesdell@ davispolk.com

September 23, 2019

Re:	BRP Group, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted August 19, 2019
CIK No. 0001781755

CONFIDENTIAL

Mr. Jeffrey Gabor

Mr. Joseph McCann

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Gabor and Mr. McCann:

On behalf of our client, BRP Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 17, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted to the Commission on August 19, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Draft Registration Statement on Form S-1

Cover page

1.

To facilitate an understanding of your corporate structure and the use of proceeds, please revise the prospectus cover page to explain that you will be implementing an “Up-C” structure in connection with this offering and identify both the holding and the operating companies. Briefly explain the purpose of the Up-C structure, including the future tax benefit payment obligations to your affiliates. Also, quantify the post-IPO ownership stakes that the holding company and the Pre-IPO LLC Members will hold in Baldwin Risk Partners, Inc.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus in the revised Registration Statement.

2.	Briefly explain how Baldwin Risk Partners will use the offering proceeds and identify Villages Invesco as an affiliated entity.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus in the revised Registration Statement.

Market and industry data, page ii

3.	Please tell us whether you commissioned any of the data that you attribute to third parties in your registration statement and provide us with copies of the reports from the three named sources.

Response:

The Company respectfully advises the Staff that it did not commission any of the third-party data cited in the Registration Statement. The Company advises the Staff that it will supplementally provide the Staff with copies of the reports from the two named sources.

Prospectus Summary, page 1

4.

Please revise the Summary to explain each defined term at first use. In particular, we note that any metrics listed in the front Glossary should also be explained where first presented in the Summary. Also, please consider whether giving specific meanings to common terms such as “Colleagues”, “Partners”, and “Partnerships” is useful or confusing to the presentation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 8, 18 and 129 of the revised Registration Statement. The Company has also considered the Staff’s comment and respectfully submits that the Company’s use of the terms “Colleagues”, “Partners”, and “Partnerships” in the Registration Statement is clear to the reader of the Registration Statement and useful in providing the reader with an introduction into the culture of the Company.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Prospectus Summary, page 1

5.

Please revise your summary so that it is brief, concise, and avoids repeating information about your business and related matters provided later in your document. In revising the Summary, please carefully consider and identify those aspects of the offering, your business, and strategies that are most significant and determine how best to highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K. In particular, please consider whether extensive information about your corporate constitution, your client engagement model and “How We Win” is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 through 13 of the revised Registration Statement.

6.

With reference to your historical summary presentation on page 5, please revise the Summary to explain that you did not have a Specialty Insurance segment in FY2017 and that a portion of the increase to commissions and fees for FY2018 as compared to FY2017 resulted from this new business segment.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the revised Registration Statement.

7.	Please provide us with support for the following statements:

•	“we are the second fastest growing insurance broker based on our fiscal year 2018 results” - pages 1 and 134;

•	we are “one of the fastest-growing privately held companies in America for seven consecutive years and named in lists of best companies for which to work” - pages 2 and 134;

•	“industry-leading Sales Velocity” - pages 2 and 135; and

•	“recognition as a “destination employer”” - pages 3 and 136.

Response:

The Company respectfully advises the Staff that the basis for the statement “we are the second fastest growing insurance broker based on our fiscal year 2018 results” is a 2018 report by Business Insurance of the 100 largest brokers of U.S. business, which compiled data of insurance brokers in the industry. The report misstated the Company’s growth rate. However, had the Company’s 2018 growth rate been accurately stated in the report, it would have ranked as the second-fastest growing broker. The basis for the statement “one of the fastest-growing privately held companies in America for seven consecutive years and named in lists of best companies for which to work” is Inc. 5000’s ranking of fastest growing privately-held small companies in the U.S. and references on www.greatplacetowork.com. The basis for the statement “industry-leading Sales Velocity” is a 2018 organic growth and profitability survey conducted by Reagan Consulting. The basis for the statement “recognition as a “destination employer”” is a 2016 best agency to work for article published by Insurance Journal.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

8.

We refer to the second paragraph under the heading and your risk factor disclosure at the bottom of page 39. Please balance your disclosure concerning the geographic scope of the business to highlight that your business is highly concentrated in the Southeastern United States.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 131 of the Registration Statement.

9.

Please revise your disclosure on page 2 to explain the terms “organic revenue” and “organic revenue growth.” Also provide us the supporting data for the FY2017 and FY2018 performance figures and discuss any material assumptions or estimates used in your calculations. Also, explain to us why you believe it is appropriate to highlight growth rates for the Specialty Insurance segment and for “MGA of the Future” when it appears that you did not own these businesses during all or a portion of the applicable performance period. Given that the definition presented on page 23 excludes the first twelve months of commissions and fees from “new partners”, it is not clear to us how you would have any organic revenues attributable to these businesses.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages iii and 83 of the Registration Statement to clarify the definitions of organic revenue and organic revenue growth and it has provided its calculation to support the organic revenue growth amounts presented as provided in the response to comment 16 below. The Company has not identified any material assumptions or estimates used in the calculations outside of those with respect to revenue that are disclosed in its critical accounting policies in the Registration Statement.

As defined on page iii of the revised Registration Statement, organic revenue excludes the first twelve months of commissions and fees generated from Partnerships. The Specialty Insurance segment and “MGA of the Future” are appropriately excluded from organic revenue growth. However, the Company believes that it is appropriate to highlight the growth rates for the Specialty Insurance segment and “MGA of the Future” because it believes that this information is useful to investors in understanding the organic performance of one of the Company’s operating groups that would otherwise not be included in the Registration Statement given the acquisition dates in relation to the financial statements presented in the Registration Statement.

10.

Reference is made to the images on pages 14 and 59. Please revise to ensure that all images and text are legible. Also, include an organizational chart that shows your structure prior to the reorganization and define the term “economic interest.”

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 55 and 56 of the Registration Statement. The Company respectfully advises the Staff that the organizational chart showing its structure prior to the Reorganization Transactions is overly complex and not meaningful for understanding the organization of the Company after the offering and therefore the Company does not believe it will be helpful to investors.

11.	Please revise the disclosure on page 2 to clarify what the “MGA of the Future” platform is and when you obtained it from Millennial Specialty Insurance LLC.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 130 of the Registration Statement.

12.

With regard to your disclosure on page 12 concerning BRP Group’s control over Baldwin Risk Partners, LLC’s strategic decisions and day-to-day operations, please tell us whether BRP Group will have sole authority to (i) determine the amount and timing of distributions from Baldwin Risk Partners, LLC and (ii) offer new membership interests to future Partners.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Registration Statement. The Company respectfully advises the Staff that BRP Group, Inc. will be the managing member of Baldwin Risk Partners, LLC and will have sole authority to (i) determine the amount and timing of distributions from Baldwin Risk Partners, LLC and (ii) offer new membership interests to future Partners, subject to any limitations on the issuance of membership interests set forth in the Cadence Credit Agreement.

Risk Factors, page 10

13.

Please revise the Summary to highlight risks related to your outstanding indebtedness (page 38), your Tax Receivable Agreement payment obligations (page 48-49) and potential dilution resulting from your planned acquisition strategy (page 51).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the revised Registration Statement.

Summary historical and pro forma financial and other data, page 21

14.	Please explain to us the reason you present the unaudited twelve months ended June 30, 2019 here and elsewhere. Include for us the authoritative literature supporting this presentation.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 5, 20, 22, 23, 132 and 139 of the revised Registration Statement to remove the presentation of unaudited data for the twelve months ended June 30, 2019.

15.

You include a line item for ‘Net income (loss) attributable to BRP Group Inc.’ in the table on page 21 as well as on page 87. Please revise to refer to Baldwin Risk Partners LLC or explain to us why reference to BRP Group Inc. is appropriate.

Response:

In response to the Staff’s comment, the Company has revised, the disclosure on pages 19, 84, 85, 87, 88, 90, 91, 93, 94, 99 and 100 of the revised Registration Statement to present net income (loss) attributable to Baldwin Risk Partners LLC. The Company has revised the disclosure on page 19 of the revised Registration Statement to present net income (loss) for both BRP Group, Inc. on a pro forma basis and Baldwin Risk Partners, LLC on a historical basis.

16.

The reconciliation on page 23 shows Organic revenue and Organic revenue growth. Please provide us the calculations for Organic growth in dollars and in percentage for each period presented. In this regard, we do not understand what Organic Revenue of $56.8 million in 2018 and $38.6 million in 2017 represents given that organic growth in 2018 is $8.8 million.

Response:

In response to the Staff’s comment, the Company below provides the calculation to support the amounts disclosed on page 21 of the revised Registration Statement. The Company has revised the Registration Statement to clarify the definitions of organic revenue and organic revenue growth. As defined on pages iii and 83 of the revised Registration Statement, organic revenue excludes the first twelve months of commissions and fees generated from Partnerships. Therefore, the organic revenues provided in the table on page 20 are the amounts for the particular year under measurement, excluding the impact of revenue from Partners that have not been owned for more than twelve months in the period under measurement.

As defined on pages iii and 83 of the revised Registration Statement, organic revenue growth is the change in organic revenue period-to-period, with prior period results adjusted for organic revenues that were excluded in the prior period because the Partnership had not yet reached the twelve-month owned mark, but which have reached the twelve-month owned mark in the current period. For example, revenues from a Partnership consummated June 1, 2017 would be excluded from organic revenue for 2017. However, after June 1, 2018, results from June 1, 2017 to December 31, 2017 for such Partnership are compared to results from June 1, 2018 to December 31, 2018 for purposes of calculating organic revenue growth in

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

2018. Due to this method of calculation, the Company calculated organic revenue growth in 2018 by comparing $56.8 million of organic revenue in 2018 to $48.0 million in 2017. This is in excess of the $38.6 million of organic revenue presented for 2017 because when performing the 2018 measurement, certain revenue that was not part of the 2017 organic revenue measurement crosses the twelve-month-owned mark and is included in organic revenue for purposes of the 2018 organic revenue calculation.

	Year Ended December 31		Six months ended June 30
	2018	2017	2019
Organic revenue	$56.8	$38.6	$43.6
Prior period organic revenue for comparable measurement period	$48.0	$32.9	$40.5
Organic revenue growth	$8.8	$5.7	$3.1
Organic revenue growth	18%	17%	8%

We have limited financial information about certain partners…, page 37

17.

Please revise or remove the risk factor so that you do not disclaim responsibility for the accuracy of the figures presented in your prospectus. To the extent that you see material risks concerning the estimates and assumptions used in the supplemental pro forma financial information, please tell us your basis for presenting and highlighting this supplemental information.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the revised Registration Statement to remove the risk factor.

We will be required to pay…, page 48

18.

Please revise the risk factor to discuss the anticipated frequency, timing and size of your tax receivable payment obligations. Also, revise your Liquidity and Capital Resources discussion, as applicable.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 45, 46 and 158 of the revised Registration Statement.

The Reorganization Transactions, page 56

19.

Please provide us with an analysis of the before and after reorganization ownership of BRP Group Inc. and Baldwin Risk Partners, LLC as support to account for the Reorganization Transactions as a reorganization of entities under common control.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Response:

The Company respectfully submits that prior to the Reorganization Transactions, Baldwin Investment Group Holdings (“BIGH”), which is controlled by the Company’s chairman, Lowry Baldwin, is the controlling owner of Baldwin Risk Partners, LLC through its ownership of a majority of Baldwin Risk Partners, LLC’s common units. Prior to the Reorganization Transactions, Mr. Baldwin will become the sole shareholder of BRP Group, Inc. In connection with the Reorganization Transactions and prior to the completion of the offering, the Amended LLC Agreement will be amended and restated to, among other things, appoint BRP Group, Inc. as the sole managing member of Baldwin Risk Partners, LLC. In summary, Mr. Baldwin controls Baldwin Risk Partners, LLC prior to the reorganization through his ownership of a majority of the voting power of BIGH and after the reorganization through his ownership of all of the shares of BRP Group, Inc., and as such, the Reorganization Transactions are deemed a reorganization under common control.

BRP Group, Inc. will have two classes of common stock: Class A common stock and Class B common stock. Both classes of common stock will have one vote per share. Holders of the Class B common stock will hold a majority of the voting power of BRP Group, Inc., and stockholders of a majority of the Class B common stock, including BIGH, will execute a Voting Agreement in which they will agree to vote in the same manner as Lowry Baldwin. As such, as a result of the Voting Agreement, Mr. Baldwin will continue to control BRP Group, Inc. following the completion of the offering and in turn, control any action requiring the general approval of BRP Group, Inc.’s stockholders, including the election of its board of directors, the adoption of amendments to its certificate of incorporation and by-laws and the approval of any merger or sale of BRP Group, Inc. or substantially all of its assets. After consummation of the offering, BRP Group, Inc. will continue to be the sole managing member of Baldwin Risk Partners, LLC.

Use of Proceeds, page 61

20.

With reference to your disclosure on page 4 that you are in active dialogue with 22 potential partners, please tell us whether offering proceeds will be used to finance acquisitions. Refer to Instruction 6 to Regulation S-K, Item 504.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and pages 16, 55 and 58 of the revised Registration Statement. The Company respectfully advises the Staff that the Company will use the offering proceeds for general corporate purposes, such as for working capital and for potential strategic acquisitions of, or investments in, other businesses that the Company believes will complement its current business and expansion strategies. However, the Company respectfully submits that no potential acquisition of any of the 22 potential partners with whom is it in preliminary dialogue is currently probable and any disclosure of the possible terms of any such transaction and the identification of the parties thereto would jeopardize any such potential transaction. As such, the Company respectfully submits that disclosure pursuant to Item 504 of Regulation S-K is not required.

Unaudited pro forma financial information, page 64

21.	We will evaluate the ‘Offering Adjustments’ once the amounts have been populated, and we may have comments.

Response:	The Company respectfully acknowledges the Staff’s comment.

22.	Refer to Note (2). Please explain to us why it is appropriate to adjust for compensation expense that you expect to incur following the completion of the offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the revised Registration Statement. The Company believes that it is appropriate to adjust for the compensation expense that it expects to incur following the completion of the offering because such compensation expense is (i) directly attributable to the proposed offering as it will be incurred only if the Company successfully completes the offering, (ii) factually supportable as the stock-based compensation agreements triggered by the offering are already in place, and (iii) expected to have a continuing impact because the compensation expense will be recognized over the requisite service and performance periods.

23.

Please clarify in Note (4) how you will have the sole voting interest in, and control the management of, Baldwin Risk Partners, LLC. Also please clarify which consolidation model you will use under ASC 810-10 to consolidated Baldwin Risk Partners, LLC, and why you believe the model is appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65 of the revised Registration Statement.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

24.

Refer to Note (7). Please provide us with the calculations for the pro forma interest expense related to the incremental debt borrowed in connection with the acquisitions of T&C, Lykes and MSI, including the amount borrowed and the interest rate. Please address for both the year ended December 31, 2018 and the six months ended June 30, 2019.

Response:	The Company respectfully submits the following calculations for pro forma interest expense related to the incremental debt borrowed in connection with the acquisitions of T&C, Lykes and MSI:

Year ended December 31, 2018
	Principal	Interest rate	Interest expense (new debt)
Revolving lines of credit	56,150,000	5.7%	3,198,642
Related party debt	40,970,000	8.8%	3,584,875

	97,120,000		6,783,517
Less: interest expense previously recorded			589,504

Pro forma cash interest expense			6,194,013
Amortization of capitalized debt issuance costs			1,996,307
Less: amortization expense previously recorded			117,900

Total pro forma interest expense			8,072,420

Six months ended June 30, 2019
	Principal	Interest rate	Partial year factor	Interest expense (new debt)
Revolving lines of credit	48,900,000	5.7%	.21	593,871
Related party debt	33,720,000	8.8%	.21	635,625

	82,620,000			1,229,496
Less: interest expense previously recorded				—

Pro forma cash interest expense				1,229,496
Amortization of capitalized debt issuance costs				995,153
Less: amortization expense previously recorded				657,406

Total pro forma interest expense				1,567,243

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

25.	Please reconcile for us the pro forma amounts for revenue and net income on page 70 to the pro forma amounts disclosed on page F-18.

Response:	In response to the Staff’s comment, the Company has revised the table on page F-21 of the revised Registration Statement.

26.

Please tell us your consideration of authoritative accounting literature and whether or not to adjust ‘Net income (loss) attributable to controlling interests’ for the impact of amounts of net income required to be allocated to redeemable members capital. This comment applies to pro forma and historical financial statements throughout the filing.

Response:

The Company respectfully submits that it considered ASC 810-10-45-19 through 45-20 as the model by which net income attributable to the controlling interests and noncontrolling is allocated. The redeemable members’ capital consists of Common Voting Units. These units are not guaranteed a return or distribution as would be customary with preferred shares and are allocated income or loss in the same manner in which other holders of members’ capital are provided such allocations and all are parties of the controlling interest. The units’ redemption provision within the control of the owner is the only feature that requires their classification as redeemable members’ capital. The redeemable members’ capital units are accounted for at redemption value.

Our History and Operating Groups, page 142

27.

Please revise to discuss your contractual arrangements with your partners. In this regard, we note that your disclosure on page 145 indicates that your partners are independent businesses and that their employees and sales associates are not your employees. To the extent that it is material to understand whether commissions generate from your risk advisors as opposed to your partners’ risk advisors, please revise your business segment discussion accordingly.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the revised Registration Statement.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Medicare Operating Group, page 143

28.

Please revise to clarify how your Medicare Operating Group is structured. In this regard, we note that this is the only segment that does not include a “By the Numbers” chart. In addition, please clarify the disclosure that you are “a partner for 1000+ 1099 Medicare Colleagues.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the revised Registration Statement.

Management, page 148

29.

Please revise the biographies of Messrs. Wiebeck, Valentine, Galbraith, and Hale to clarify their employment during the most recent five years, including in each case their principal occupation and employment and the dates they served in those roles. Refer to Item 401(e)(1) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of the revised Registration Statement.

Employment agreements, page 154

30.	Please file the employment agreements of your named executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has filed Exhibits 10.8 through 10.10 to the revised Registration Statement.

Principal Stockholders, page 167

31.	Identify the person(s) with voting and/or dispositive control for the shares held by Villages Invesco.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the revised Registration Statement.

Transferability, redemption and exchange, page 173

32.

Please revise to quantify the number of LLC Units outstanding. Given your disclosures on page 4 and 51 concerning the importance of issuing LLC units as part of your acquisition strategy, please also revise to discuss here, and elsewhere as appropriate, whether there are limitations on the number of LLC units issuable in the future and whether the holding company will be required to own a majority of the membership units.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 56 and 170 of the revised Registration Statement.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Index to Consolidated Financial Statements, page F-1

33.	Please include audited financial statements of the registrant, BRP Group, Inc.

Response:	In response to the Staff’s comment, the Company has revised pages F-3 - F-5 of the revised Registration Statement.

Unaudited consolidated statements of members’ equity (deficit) and mezzanine equity for the six months ended June 30, 2019, page F-6

34.

Please explain to us why the ‘Issuance of Voting Common Units to redeemable common equity holder’ of $5,509,355 is not reflected as a reconciling item within cash flows provided by operating activities on the statements of cash flows consistent with how this item is presented for other periods. In addition justify for us the other periods inclusion as such reconciling item.

Response:

The Company respectfully submits that the Company amended and restated its non-revolving line of credit agreement with the Holding Company of the Villages, Inc. (“Villages”) during March 2019 and issued 293,660 Voting Common Units with a price per unit of $18.76 on the closing date as consideration for the additional borrowing capacity. The Company recorded $5.5 million of deferred financing costs related to the 293,660 Voting Common Units during the six months ended June 30, 2019 as these Voting Common Units were issued as consideration for the refinancing and would have been issued without any future advances on the non-revolving line of credit. This amount is included as a non-cash investing and financing activity and is therefore not included as a reconciling item within cash flows provided by operating activities on the statement of cash flows for the six months ended June 30, 2019. Of the $5.5 million initially capitalized, approximately $484,000 was expensed in the first half of 2019 and is included as part of the “Amortization of deferred financing costs” reconciling item in the operating section of the statement of cash flows. If the Villages non-revolving line of credit were going to be part of the ongoing capital structure, the remaining balance of the deferred financing cost associated with the issuance of the Voting Common Units would be amortized over the term of the Villages credit agreement. Such amortization would be reflected as a reconciling item in the statement of cash flows in future periods.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Under the previous non-revolving line of credit with Villages, effective from April 2016 to March 2019, the Company issued Voting Common Units to Villages concurrent with each advance made under the non-revolving line of credit, rather than an up-front issuance as consideration for the financing. The issuance of Voting Common Units was entirely contingent on individual advances. The Company deemed such expenses equivalent to interest expense upon each advance in parallel to the treatment of stock issuances to nonemployees under ASC 505-50-30. During 2018, all units issued to Villages were expensed upon issuance and are reflected as a reconciling item within cash flows provided by operating activities on the statement of cash flows for the six months ended June 30, 2018. There were no such advances or issuances of Voting Common Units in 2019 prior to the March 2019 amendment. As such, the issuance of Voting Common Units in 2019 did not result in a charge to the statement of comprehensive income that would be a reconciling item within cash flows provided by operating activities in the statements of cash flows.

Notes to Consolidated Financial Statements

2. Significant accounting Policies

Revenue recognition, page F-45

35.

Your disclosure states that profit-sharing commissions are accrued over time relative to the recognition of the corresponding core commissions. Please explain why are they accrued over time since commissions are recognized at a point in time.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of the revised Registration Statement to clarify that profit-sharing commissions are recognized at a point in time.

Intangible assets, net and goodwill, page F-45

36.

You disclose that the Company assesses the carrying value of its intangible assets by comparison of a reasonable multiple applied to either corresponding revenues or EBITDA, as well as considering the estimated future cash flows generated by the corresponding reporting unit. Please explain how this complies with ASC 350-30-35-14.

Response:

The Company respectfully submits that all the Company’s definite-lived intangible assets are in use; therefore, the provisions of ASC 360-10-35-33 apply. In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of the revised Registration Statement.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

4. Revenue, page F-52

37.

You disclose that Agency bill revenue includes commission revenue and revenue earned by specialty insurance consulting. Given that commission revenue is earned at a point in time and consulting revenue is earned over time, please provide disclosure that breaks out these two revenues separately.

Response:

The Company respectfully submits that agency bill revenue that is earned by providing specialty insurance consulting has already been separated out as consulting and service fee revenue in the same table. In response to the Staff’s comment, the Company has revised footnotes (2) and (5) on page F-23 and footnotes (2) and (4) on page F-55 of the revised Registration Statement.

10. Members’ equity (deficit) and noncontrolling interest

Incentive Units, page F-58

38.

Please explain how you determine the fair value of a partnership unit to use in the Black- Scholes model. Please clarify whether you have any unrecognized expense at the balance sheet dates and if so, the period over which it will be recognized.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-61 of the revised Registration Statement.

Exhibits

39.	Please file the following as exhibits: (i) the Cadence credit agreement, (ii) the Villages Invesco credit agreement and (iii) the Voting Agreement.

Response:

In response to the Staff’s comment, Exhibits 10.13, 10.14, 10.15 and 99.1 have been filed with the revised Registration Statement. The Company respectfully submits that since BRP Group, Inc. is not a party to the Voting Agreement, the Company does not believe it is required to be filed but the Company has filed it at the Staff’s request under Item 99.

General

40.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Response:

The Company acknowledges the Staff’s comment and is supplementally providing, under separate cover, copies of all written communications the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

General

41.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company respectfully advises the Staff that the images included in the revised Registration Statement are all of the graphic, visual or photographic information the Company currently intends to include in the Registration Statement. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:

L. Lowry Baldwin, Chairman of the Board of Directors

Trevor L. Baldwin, Chief Executive Officer of the Company

Kristopher A. Wiebeck, Chief Financial Officer of the Company

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare & Insurance U.S. Securities and Exchange Commission	September 23, 2019

Bradford L. Hale, Chief Accounting Officer of the Company

Christopher J. Stephens, General Counsel of the Company

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Shane Tintle, Davis Polk & Wardwell LLP